UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 September 2005
Number 36/05

Typhoon Production Platform Damaged By Hurricane Rita

An initial assessment of BHP Billiton assets in the Gulf of Mexico following Hurricane Rita has revealed that the Typhoon tension leg platform (located in 2,000 feet of water in Green Canyon area Blocks 236/237, approximately 165 miles south-southwest of New Orleans) was severed from its mooring and suffered severe damage during the storm. The facility has been located and is being secured.

Chevron, the operator of the Typhoon field, has mobilised appropriate resources to address any environmental concerns. No employees are at risk as all were evacuated prior to the storm, and production was shut-in. BHP Billiton holds a 50-percent interest in the Typhoon field with Chevron holding the remaining 50 percent. The facility commenced production in 2001. It has a nameplate capacity for the daily production of 40,000 barrels of oil and 60-million cubic feet of natural gas. For the year ended June 2005, 4.3 million barrels of oil and 7.1 billion cubic feet of natural gas were produced through the Typhoon facility (BHP Billiton share).

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tel: +1 713 599 6100 or +44 (0)20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 27 September 2005	By:	Karen Wood
	Name:	Karen Wood